Exhibit 99.1

EHang Responds to Short Seller Report

GUANGZHOU, China, November 7, 2023—EHang Holdings Limited (Nasdaq: EH) (“EHang” or the “Company”), the world’s leading urban air mobility (“UAM”) technology platform company, announced that the report published today by short seller Hindenburg Research contains untrue statements and misinterpretation of information regarding the Company’s business operations and financial conditions. The report highlights the short seller’s cursory and incomplete understanding of the Company’s industry and business operations.

The accumulated orders and pre-orders the Company has received in the past reflected the strong interest and genuine demand from customers for EHang’s innovative electric vertical take-off and landing (“eVTOL”) products, which are based on signed contracts and planned for delivery after obtaining regulatory approvals, as per customers’ requests. The Company will continue to provide updates on its order pipeline from time to time, including significant new orders it received after obtaining the certificate for unmanned eVTOL from the Civil Aviation Administration of China.

The Company firmly denies the allegations in the short seller report that the Company misled investors about its order pipeline and sales, and will take appropriate actions to protect its and its shareholders’ interests.

About EHang

EHang (Nasdaq: EH) is the world’s leading urban air mobility (“UAM”) technology platform company. Our mission is to enable safe, autonomous, and eco-friendly air mobility accessible to everyone. EHang provides customers in various industries with unmanned aerial vehicle (“UAV”) systems and solutions: air mobility (including passenger transportation and logistics), smart city management, and aerial media solutions. EHang has obtained the world’s first type certificate for unmanned eVTOL from the Civil Aviation Administration of China in 2023. As the forerunner of cutting-edge UAV technologies and commercial solutions in the global UAM industry, EHang continues to explore the boundaries of the sky to make flying technologies benefit our life in smart cities. For more information, please visit www.ehang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Statements that are not historical facts, including statements about management’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to those relating to our expectations regarding demand for, and market acceptance of, our products and solutions and the commercialization of UAM services, our relationships with strategic partners, and current litigation and potential litigation involving us. Management has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While they believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond management’s control. These statements involve risks and uncertainties that may cause EHang’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements.

Media Contact: pr@ehang.com

Investor Contact: ir@ehang.com

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